                                  SCHEDULE 13G
                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                              Click Commerce, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   18681D-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [X]    Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18681D-10-9               13G                        Page 2 of 6 Pages


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Michael W. Ferro, Jr.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                (a)     [   ]
                                                                (b)     [   ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         United States

--------------------------------------------------------------------------------

     Number of        5        Sole Voting Power

      Shares                   14,375,321

   Beneficially       ----------------------------------------------------------
                      6        Shared Voting Power
   Owned by Each
                               -0-
     Reporting
                      ----------------------------------------------------------
      Person          7        Sole Dispositive Power

       With                    14,375,321

                      ----------------------------------------------------------
                      8        Shared Dispositive Power

                               -0-
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         14,375,321

--------------------------------------------------------------------------------
10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         35.8%

--------------------------------------------------------------------------------

CUSIP No. 18681D-10-9               13G                        Page 3 of 6 Pages


--------------------------------------------------------------------------------

12       Type of Reporting Person (See Instructions)

         IN

--------------------------------------------------------------------------------

CUSIP No. 18681D-10-9               13G                        Page 4 of 6 Pages


Item 1(a).    Name of Issuer:

         This statement on Schedule 13G relates to the common stock of Click Commerce, Inc., a Delaware corporation ("Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices:

         200 East Randolph Drive, Suite 4900, Chicago, Illinois 60601.

Item 2(a).    Name of Person Filing:

         Michael W. Ferro, Jr.

Item 2(b).    Address of Principal Business Office, or, if none, Residence:

         200 East Randolph, Suite 4900, Chicago, Illinois 60601.

Item 2(c).    Citizenship:

         United States

Item 2(d).    Title of Class of Securities:

         The securities reported herein are shares of common stock, $.001 par value per share, of the Issuer ("Common Stock").

Item 2(e).    CUSIP Number:

         18681D-10-9

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13(d)-2(b) or (c), check whether the filing person is a:

         Not applicable.

Item 4.       Ownership.

         Based upon the 40,118,834 outstanding shares of Common Stock reported in Issuer's Form 10-Q for the period ended September 30, 2001, Mr. Ferro's beneficial ownership of 14,375,321 shares of Common Stock constitutes beneficial ownership of 35.8% of the total number of shares of outstanding Common Stock. Mr. Ferro has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, the 14,375,321 shares of Common Stock he holds.

Item 5.       Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

CUSIP No. 18681D-10-9               13G                        Page 5 of 6 Pages


         Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.       Identification and Classification of Members of the Group.

         Not applicable.

Item 9.       Notice of Dissolution of Group.

         Not applicable.

Item 10.      Certifications.

         Not applicable.

CUSIP No. 18681D-10-9               13G                        Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 11, 2001                   /s/ Michael W. Ferro, Jr.
                                                     ---------------------------
                                                     Michael W. Ferro, Jr.